Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

January 30, 2008
Larry Spirgel, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3720

Re:	Spring Creek Acquisition Corp. Registration Statement on Form S-1 Amended January 22, 2008 File No. 333-147284

Dear Mr. Spirgel:

On behalf of our client, Spring Creek Acquisition Corp., a Cayman Island corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s Registration Statement on Form S-1/A (No. 333-147284) (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 3 and all exhibits filed therewith.

Amendment No. 3 responds to the comments set forth in the Staff’s letter dated January 24, 2008 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 3, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 3.

Larry Spirgel, Assistant Director January 30, 2008 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

We may become a passive foreign investment company (or “PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors, page 36

1.
Please revise here, and in your discussion of Passive Foreign Investment Company Rules on page 84, to clarify, if true, that your analysis regarding PFIC status is not based upon an opinion of counsel, insofar as tax counsel is unable to give such an opinion.

This risk factor has been moved to page 28. The disclosure on pages 28 and 84 of the Registration Statement has been revised in accordance with the Staff’s comment.

Note 6 - Commitments, page F-10

2.
We note your response to prior comment 3. Tell us and revise the note to further disclose your basis for concluding that the purchase price of the insider warrants approximates fair value. To the extent your conclusion is based on the trading prices of warrants for similarly-situated public companies, please explain why you believe that your offering is comparable to those selected companies.

The disclosure on page F-10 of the Registration Statement has been revised in accordance with the Staff's comment. Below is a table of the companies reviewed in connection with an analysis of the fair market value of the publicly traded warrants. These companies were selected because they are recent offerings and their unit price, warrant exercise price, and warrant life are similar to this offering. The closing price of the warrants on the first day after separation for nine of the ten companies listed was under $1.00 and the average closing price was $0.81.

Company	Offering Date	Offering Amount	Unit Price	Warrant Exercise Price	Warrant Life (Years)	Closing Price of Warrants on the First Day After Separation

North Shore Acquisition Corp.	11/30/2007	$50,400,000	$8.00	$5.00	5	$0.75
Camden Learning Acquisition Corp.	11/29/2007	$50,000,000	$8.00	$5.50	4	$1.25
Ideation Acquisition Corp.	5/22/2206	$80,000,000	$8.00	$6.00	4	$0.70
Heckmann Corp.	11/19/2007	$400,000,000	$8.00	$6.00	4	$0.77
2020 ChinaCap Acquirco, Inc.	11/8/2007	$60,000,000	$8.00	$5.25	4	$0.86
Golden Pond Healthcare Inc.	11/7/2007	$125,000,000	$8.00	$6.00	4	$0.71
Secure America Acquisition Corp.	10/24/2007	$80,000,000	$8.00	$5.25	4	$0.68
Global BPO Services Corp.	10/18/2007	$250,000,000	$8.00	$6.00	4	$0.66
TM Entertainment & Media, Inc.	10/18/2007	$72,000,000	$8.00	$5.50	4	$0.73
Stone Tan China Acquisition Corp.	10/15/2007	$240,000,000	$8.00	$5.50	4	$0.97

* * * * *

Larry Spirgel, Assistant Director January 30, 2008 Page 3

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP